SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J. No 42.150.391/0001 -70
NIRE 29300006939
PUBLIC COMPANY
MINUTES OF THE ORDINARY GENERAL AND OF THE EXTRAORDINARY
SHAREHOLDERS MEETING
HELD APRIL 07, 2006

1. DAY AND TIME: April 07, 2006, 10:30 a.m.. 2. LOCATION: the headquarters of the company, located at Rua Eteno, no 1561, Complexo Petroquímico de Camaçari, CEP 42.810 -000 in the Municipality of Camaçari in the State of Bahia. 3. SUMMONS NOTICE: Summons Notice published in compliance with the provisions of art. 124 of Law no. 6.404/76, on March 23, 24 and 25/26, 2006 in the “Official Gazette of Record of the State of Bahía”, on March 23, 24 and 25, 2006 in the newspaper A Tarde; and it was also published on these same dates, pursuant to the CVM Instructions nos. 02/78 and 207/94, and in order to get wider exposure, also published on March 23, 24/25/26 and 27, 2006 in the newspaper Gazeta Mercantil. 4. PUBLICATIONS: excused the publication of the announcements referred on the “caput” of the art. 133 of Law no. 6.404/76, due to the publication, on the legal term, of the documents referred therein: Management Report, Social Balance Sheet and Financial Statements related to the fiscal year ended on December 31, 2005, followed by the respective Explanatory Notes, the Pricewaterhouse Coopers Opinion and the Fiscal Council Opinion; published entirely in the “Official Gazette of Record of the State of Bahía” and in the newspaper A Tarde on February 09, 2006, and summarized in the newspapers Gazeta Mercantil and Valor Econômico on February 09, 2006, pursuant to the CVM Instruction no. 207/94. 5. PRESENCE: Stockholders representing over 89% of the voting stock of the Company, as it may be seen from the signatures appended below, as well as affixed on the Stockholders Attendance Book. Pursuant the provisions of Law no. 6.404/76, art. 134, paragraph 1st., there were also in attendance the Executive Officer, Mr. Maurício Roberto Carvalho Ferro and Mr. Felipe Edmond Ayoub, enrolled in the CRC1SP under no. 187402/O-4, representing the specialized company PricewaterhouseCoopers Auditores Independentes; and, pursuant art. 164, Mr. Ismael Campos de Abreu, a member of the Fiscal Council of the Company. There also attended the stockholders owning preferential shares, as it may be ascertained through the signatures affixed in the Stockholders Attendance Book. 6. COMPOSITION OF THE PRESIDING BOARD: President: Marcelo André Lajchter, representant of the shareholders Nordeste Química S.A. – NORQUISA, Odebrecht S.A. and ODBPAR Investimentos S.A. and as Secretary: Ana Patrícia Soares Nogueira, chosen as envisaged in art. 17 of the Company by-laws. 7. OPINIONS OF THE FISCAL COUNCIL: The Fiscal Council of the Company, through its Opinion issued on February 06, 2006, was favorable to the approval by the Ordinary General and Extraodinary Shareholders Meetings regarding the Financial Statements and other documents regarding the destination of the revenues deriving from the fiscal year ending on December 31, 2005. 8. AGENDA: I) ORDINARY GENERAL SHAREHOLDERS MEETING – 01) Examination of, discussion and voting of the Management Report and the respective Management Accounts and Financial Statements containing the Explanatory Notes regarding the fiscal year ending on December 31, 2005; 02) Approval of the Capital Budget, contained in the Business Plan 2006/2012, justifying the proposal to allocate the revenues from the fiscal year ending on December 31, 2005; 03) Approval of the destination of the revenues for fiscal year ending December 31, 2005; 04) Election of the members of the Board of Directors; 05) Election of the members of the Fiscal Council; 06) Establishment of the global annual compensation of the directors; II) EXTRAORDINARY SHAREHOLDERS MEETING – 01) Analysis and approval of the proposal of amendments to the Long Term Incentive Plan of Braskem. 9. DELIBERATIONS: The subject matter listed on the Agenda were put up for discussion and voting, and the following resolutions were taken unanimously by those attending, with the caveat that stockholders Fundo Fator Sinergia II FIA, refrained from voting all the subject matters listed on the Agenda, except for item 9.1.5 infra, and the specific abstentions from some shareholders, as identified in the items infra. 9.1. ORDINARY GENERAL SHAREHOLDERS MEETING: 9.1.1. To sanction the elaboration of unique minutes regarding these Shareholders Meetings in a summary form, as well as their publication leaving out the signature of the stockholders that were in attendance, pursuant art. 130 and its paragraphs of Law no. 6.404/76; 9.1.2. FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT – to sanction without any reservations, and with the abstaining vote from those legally prevented from voting, of the Report, of the Management Accounts, of the Financial Statements and of the respective Explanatory Notes regarding the fiscal year ended on December 31, 2005, as well as the opinions regarding the former issued by PricewaterhouseCoopers Auditores Independentes, the independent auditors and by the Fiscal Council; 9.1.3) CAPITAL BUDGET - to sanction the capital budget prepared by Management justifying the proposal to allocate the net profits obtained during the fiscal year ending on December 31, 2005, which, after having been initialed by the members of the presiding board shall be archived at the headquarters of the Company, there being recorded the abstention of stockholder Fundação Petrobrás de Seguridade Social – PETROS in regards to this matter; 9.1.4) THE DESTINATION OF THE RESULTS FOR THE FISCAL YEAR - to sanction the destination of the net profits obtained during the fiscal year ending on December 31, 2005, in the amount of R$685.775.398.14 (six hundred and eighty five million, seven hundred and seventy-five thousand, three hundred and ninety-eight reais and fourteen centavos) as follows: a) R$34.288.769,91 (thirty-four million, two hundred and eighty-eight thousand, seven hundred and sixty-nine reais and ninety-one centavos) to be put into Legal Reserves; b) R$270.000.000,00 (two hundred and seventy million reais) to pay Interest over the Capital owned by the stockholders of the Company, pursuant the resolution taken during the Board of Directors Meeting held on December 13, 2005, and during the Meeting of the Directors held on December 29, 2005, being ratified herein, of which (i) R$179.367.987,39 (one hundred and seventy-nine million, three hundred and sixty-seven thousand, nine hundred and eighty-seven reais and thirty-nine centavos) are owed to the stockholders owning preferred Class “A” shares, and the holders of the American Depositary Receipts (“ADRs”), which are equipollent to the gross amount of R$0.746145 (seventy-four centavos and a fraction) for each share and R$ 1.292290 (one real and twenty-nine centavos and a fraction) for each ADR, (ii) R$452,881.35 (four hundred and fifty-two thousand, eight hundred and eighty-one reais and thirty-five centavos) owed to the stockholders owning preferred Class “B” shares, which corresponds to the gross amount of R$0.563640 (fifty-six centavos and a fraction) for each share, equivalent to 6% of the value of each share, pursuant to the established in the art. 9 of the Company bylaws; and (iii) R$55,743,314.12 (fifty-five million, seven hundred and fourty-three thousand, three thousand and fourteen reais and twelve centavos) to pay dividends to the stockholders owning common stock shares, preferred Class “A” shares and ADRs so as to comply with the provisions of the first part of sub-item “c” of art. 9, and sub-item “a” of paragraph 3 or art. 44 of the Company by-laws, the payment whereof shall be made until April 18, 2006; d) R$325,743,314.11 (three hundred and twenty-five million, seven hundred and fourty-three thousand, three hundred and fourteen reais and eleven centavos) to be placed in the Earned Income for Expansion account, as per the justifications listed in the Capital Budget, approved in item 9.1.3. above; and e) to declare that, (i) by allocating the amount of the dividends referring to the interest payable over the capital belonging to the shareholders referring to preferred “A” and “B” shares, pursuant the procedures that have been envisaged in paragraph 6 of art. 44 of the Company ByLaws, said shares have been paid non-cumulative dividends of 6% on a full priority basis over the unit price of the share, as envisaged in sub-item “a” of art. 9, and paragraph 3 or art. 44 of the Company By-Laws; (ii) taking into account the amounts payable as interest over the capital owned by the stockholders, and the dividends determined to be paid herein, the common stock shares have also been paid a 6% dividend over the unit price of the share, as envisaged in the first part of sub-item “c” of art. 9, and sub-item “a” of paragraph 3 of art. 44 of the Company By-Laws; 9.1.6. ELECTION OF THE MEMBERS OF THE BOARD OF DIRECTORS - consigned the absence of a request by part of the shareholders, as well as the fact that minimum percentages determined in the art. 141, paragraphs 4 and 5 of Law No. 6.404/76 were not reached by the shareholders that had manifestated, pursuant to the relation initialed by the members of the Presiding Board and filed at the Company’s headquarters. In this manner, there has been elected and reelected, as the case may be, the following members of the Board of Directors of the Company and their respective alternates, for a two (02) year mandate that shall begin on this date, and it shall end upon the holding of the Annual Stockholders Meeting, which shall evaluate the accounts of the of the administrators regarding the fiscal year to end on December 31, 2007: MEMBERS: ALVARO FERNANDES DA CUNHA FILHO, Brazilian, married, civil engineer, bearer of ID Card RG. No. 685.954 SSP/BA and enrolled in the CPF/MF under No. 030.495.905 -72, resident and domicililed in São Paulo/SP, having its business address at Avenida das Nações Unidas, No. 4.777, São Paulo/SP, CEP.05.477 -000; ALVARO PEREIRA NOVIS, Brazilian, married, economist, bearer of ID Card RG. No. 9.519.693 -6 SSP/SP and enrolled in the CPF/MF under No. 024.595.407 -44, resident and domiciliated in São Paulo/SP, with business office at Avenida das Nações Unidas, No. 4.777, São Paulo/SP, CEP.05.477 -000; FRANCISCO TEIXEIRA DE SÁ, Brazilian, married, chemical engineer, bearer of ID Card RG. No. 00728630-99 SSP/BA, enrolled in the CPF/MF under No. 221.072.908 -49, resident and domiciliated in Salvador/BA, with business office at Quadra 3 Sesfi, Cia Sul, Simões Filho/BA, CEP. 43780-000; JOSÉ DE FREITAS MASCARENHAS, Brazilian, married, civil engineer, bearer of ID Card RG. No. 356.697 SSP/BA and enrolled in the CPF/MF under No. 000.630.535 -00, resident and domiciliated in Salvador/BA, with business office at Av. Luis Viana Filho, nº 2841, Paralela, Salvador/BA, CEP. 41.730 -900; LUIZ FERNANDO CIRNE LIMA, Brazilian, judicially separated, agronomist engineer, bearer of ID Card RG. No. 8.071.171.361 SSP/ and enrolled in the CPF/MF under No. 000.947.730 -68, resident e domiciliated in Porto Alegre/RS, with business office at Rua Dolores Alcaraz Caldas, nº 90, 7º andar, Porto Alegre/RS, CEP 90110-180; MARIA DAS GRAÇAS SILVA FOSTER, Brazilian, married, chemical engineer, bearer of ID Card RG. No. 02.918.764 -8 IFP/RJ, enrolled in the CPF/MF under No. 694.772.727 -87, resident e domiciliated in Rio de Janeiro/RJ, with business office at Av. República do Chile, nº 65, 9o andar, Centro, Rio de Janeiro/RJ, CEP. 20031-912; MASATOSHI FURUHASHI, Japanese, married, business administrator, bearer of ID Card RNE No. V312076-F, enrolled in the CPF/MF under No. 27.468.428 -66, resident e domiciliated in São Paulo/SP, with business office at Av. Paulista, nº 1842, 21º andar, Torre Norte, Cerqueira César, São Paulo/SP, CEP 01310-200; NEWTON SERGIO DE SOUZA, Brazilian, married, lawyer, bearer of ID Card RG. No. 03.604.882 -5 IFP/RJ, enrolled in the CPF/MF under No. 261.214.417 -04, resident e domiciliated in São Paulo/SP, with business office at Avenida das Nações Unidas, n° 4.777, São Paulo/SP, CEP.05.477 -000; PATRICK HORBACH FAIRON, Brazilian, divorced, electronic engineer, bearer of ID Card RG. No. 6.004.968.563 SJS-RS, enrolled in the CPF/MF under No. 293.710.580 -72, resident e domiciliated in Rio de Janeiro/RJ, with business office at Av. República do Chile, nº 65, 9º andar, Parte, Rio de Janeiro/RJ, CEP. 20139-900; PEDRO AUGUSTO RIBEIRO NOVIS, Brazilian, married, lawyer, bearer of ID Card RG. No. 565.091 -70 SSP/BA, enrolled in the CPF/MF under No. 002.272.345 -53, resident and domiciliated in São Paulo/SP, with business office at Avenida das Nações Unidas, n° 4.777, São Paulo/SP, CEP.05.477 -000; and RUY LEMOS SAMPAIO, Brazilian, married, business administrator, bearer of ID Card RG. No. 9189137-1 SSP/SP, enrolled in the CPF/MF under No. 006.488.415 -53, resident e domiciliated in Salvador/BA, with business office at Av. Luis Viana Filho, nº 2841, Paralela, Salvador/BA, CEP. 41.730 -900; RESPECTIVE ALTERNATES: MARCOS LUIZ ABREU DE LIMA, Brazilian, married, economist, bearer of ID Card RG. No. M-308.941 SSP-MG, enrolled in the CPF/MF under No. 042.613.056 -15, resident and domiciliated in Salvador/BA, with business office at Av. Luis Viana Filho, nº 2841, Paralela, Salvador/BA, CEP. 41.730 -900; MARCOS WILSON SPYER REZENDE, Brazilian, married, journalist, bearer of ID Card RG. No. 6.940.046 SSP/MG, enrolled in the CPF/MF under No. 387.604.288 -72, resident and domiciliated in São Paulo/SP, with business office at Avenida das Nações Unidas, n° 4.777, São Paulo/SP, CEP.05.477 -000; LUCIO JOSÉ SANTOS JÚNIOR, Brazilian, single, economist, bearer of ID Card RG. No. 08.146.034 -16 SSP/BA, enrolled in the CPF/MF under No. 847.724.337 -91, resident and domiciliated in Salvador/BA, with business office at Quadra 3 Sesfi, Cia Sul, Simões Filho/BA, CEP. 43780-000; GUILHERME SIMÕES DE ABREU, Brazilian, divorced, business administrator, bearer of ID Card RG. No. 836.289 SSP/BA, enrolled in the CPF/MF under No. 065.800.095 -00, resident and domiciliated in São Paulo/SP, with business office at Avenida das Nações Unidas, n° 4.777, São Paulo/SP, CEP.05.477 -000; HILBERTO MASCARENHAS ALVES DA SILVA FILHO, Brazilian, married, business administrator, bearer of ID Card RG. No. 684.865 -61 SSP-BA, enrolled in the CPF/MF under No. 105.062.765 -20, resident and domiciliated in Salvador/BA, with business office at Av. Luis Viana Filho, nº 2841, Paralela, Salvador/BA, CEP. 41.730 -900; EDMUNDO JOSÉ CORREIA AIRES, Brazilian, married, chemical engineer, bearer of ID Card RG. No. 3.801.087 -2 IFP/RJ, enrolled in the CPF/MF under No. 607.165.097 -68, resident and domiciliated in Rio de Janeiro/RJ, with business office at Av. República do Chile, nº 65, 9º andar, Parte, Rio de Janeiro/RJ, CEP. 20139-900; YUKIHIRO FUNAMOTO, Japanese, married, bearer of ID Card RNE No. V110267-W, enrolled in the CPF/MF under No. 231.178.928 -77, resident and domiciliated in São Paulo/SP, with business office at Av. Paulista, nº 1842, 21º andar, Torre Norte, Cerqueira César, São Paulo/SP - CEP 01310-200; CLÁUDIO MELO FILHO, Brazilian, married, business adminstrator, enrolled in the CRA/DF under No. 7.496 and in the CPF/MF under No. 358.882.885 -00, resident and domiciliated in Brasília/DF, with business office at SAS, Quadra 05, Bloco N, Edf. OAB, 9o andar, Brasília/DF, CEP 70070-000; ROGÉRIO GONÇALVES MATTOS, Brazilian, married, chemical engineer, bearer of ID Card RG. No. 0.362.244 -4 IFP/RJ, enrolled in the CPF/MF under No. 436.592.687 -04, resident and domiciliated in Niterói/RJ, with business office at Av. República do Chile, nº 65, 9º andar, Parte, Rio de Janeiro/RJ, CEP 20139-900; ELIANI MARIA BORAZO RUBIRA, Brazilian, married, lawyer, bearer of ID Card RG. No. 4.354.289 SSP/SP, enrolled in the CPF/MF under No. 471.195.198 -91, resident and domiciliated in Guarulhos/SP, with business office at Av. Nações Unidas, 4777, 5º andar, Alto de Pinheiros, São Paulo-SP, CEP 05477-000; and RUBIO FERNAL FERREIRA E SOUSA, Brazilian, married, civil engineer, bearer of ID Card CREA nº 14.449 -D, enrolled in the CPF/MF under No. 176.753.246 -68, resident and domiciliated in Brasília/DF, with business office at SAS Quadra 5 - Bloco N, Edifício OAB - 9º andar, Brasília/DF, CEP 70070-000. In compliance with the provisions of art. 37, item II of Law 8.934, dated November 18, 1994, the Board member elected herein represents in writing that he is not impeded from carrying out business-related activities or to manage mercantile companies as deriving from criminal sentencing, nor are they prevented by special law or sentenced to bankruptcy, malversation, bribery or subornation, concussion, malfeasance against the popular economy, public faith or property, or any criminal charges that may impede even if temporarily access to public office, pursuant paragraph 1, or art. 147, of Law 6.404, dated December 15, 1976, and to comply with the provisions of Instructions no. 358, dated January 03, 2002 and 367, dated May 29, 2002 by CVM, they have provided representations in writing that have been filed at the headquarters of the Company. Pursuant to the art. 19 of the Company by-laws, are elected, respectively, as President and Vice-President of the Board of Directors, Mr. Pedro Augusto Ribeiro Novis and Mr. Alvaro Fernandes da Cunha Filho. As consequence of the elections above, the Board od Directors of the Company shall be made up as follows: MEMBERS: PEDRO AUGUSTO RIBEIRO NOVIS – PRESIDENT; ALVARO FERNANDES DA CUNHA FILHO – VICE PRESIDENT; ALVARO PEREIRA NOVIS; FRANCISCO TEIXEIRA DE SÁ; JOSÉ DE FREITAS MASCARENHAS; LUIZ FERNANDO CIRNE LIMA; MARIA DAS GRAÇAS SILVA FOSTER; MASATOSHI FURUHASHI; NEWTON SERGIO DE SOUZA; PATRICK HORBACH FAIRON; RUY LEMOS SAMPAIO. RESPECTIVE ALTERNATES: ELIANI MARIA BORAZO RUBIRA; MARCOS LUIZ ABREU DE LIMA; MARCOS WILSON SPYER REZENDE; LÚCIO JOSÉ SANTOS JÚNIOR; GUILHERME SIMÕES DE ABREU; HILBERTO MASCARENHAS ALVES DA SILVA FILHO; EDMUNDO JOSÉ CORREIA AIRES; YUKIHIRO FUNAMOTO; CLÁUDIO MELO FILHO; ROGÉRIO GONÇALVES MATTOS; RUBIO FERNAL FERREIRA E SOUSA; 9.1.6. ELECTION OF THE MEMBERS OF THE FISCAL COUNCIL – taking into account the provisions of art. 40 of the Company By-Laws, as well as those of paragraph 4 of art. 161 of Law no. 6.404/76, to elect the following tenure and deputy members of the Fiscal Council of the Company, for a one (01) year mandate that shall begin on this date, and it shall end upon the holding of the Ordinary Shareholders Meeting, which shall evaluate the accounts of the of the administrators regarding the fiscal year to end on December 31, 2006, by stockholders CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, PETROBRÁS QU¥MICA S.A. – PETROQUISA, The Master Trust Bank of Japan, LTD., Central States Southeast and Southwest Áreas Pension Fund, The TBC Private Trust, Commonwealth of Pennsylvania State Employees Retirement System, Commonwealth of Pennsylvania Public School Emplotees Retirement, System, Sovereign Emerging Markets Equity Pool, Califórnia State Teachers Retirement System, USAA Emerging Markets Fund, Ford Motor Company Defined Benefit Master Trust, Franklin Templeton Investment Funds, Templeton Emerging Markets Fund, Templeton Developing Markets Trust, Templeton Int. Emerging MKTS Fund, Templeton Emerging Markets Series, Templeton Developing Markets Securities Fund, Norges Bank, The Young Mens Christian Ass. Ret. Fund, Norges Bank, Franklçin Templeton Investment Funds, State of Wisconsin Investment Board Master Trust, The Latin America Equity Fund Inc., Scudder Emerging Markets Growth Fund, Emerging Markets Equity Inv. Trust, Ishares MSCI Brazil Free Index Fund, Commonfund Emerging Markets I C, TA Index Mercury TAC ALL in the quality of the stockholders owning preferred shares, Mr. MARCOS ANTONIO SILVA MENESES, Brazilian, judicially separated, accountant, bearer of ID Card RG no. 035286/0-1, enrolled in the CPF/MF under no. 270.125.147 -87, resident and domiciliated in Rio de Janeiro, RJ, with business address at Av. República do Chile, no. 65, 3rd. floor, Rio de Janeiro, RJ, CEP 20.031 -912, as member and Mr. SERGIO JOSÉ DE BARROS, Brazilian, married, accountant, bearer of ID Card RG. No. 058164-6 CRC-RJ, and enrolled in the CPF/MF under no. 843.232.997 -53, resident and domiciliated in Rio de Janeiro, RJ, having his business address at Av. República do Chile, nº 65, 3º andar, Rio de Janeiro/RJ, CEP. 20.031 -912, as an alternate member; by stockholders FUNDAÇÃO PETROBRÁS DE SEGURIDADE SOCIAL – PETROS, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, PETROBRÁS QU¥MICA S.A. –PETROQUISA, in the quality of holders of more than 10% (ten percent) of the voting share capital, Mr. JANILDO DANTAS DE SOUZA, Brazilian, married, bank clerk and economiary, bearer of ID Card RG no. 80.530 SSP/RN, enrolled in the CPF/MF under no. 026.012.814 -72, resident and domiciliated in Natal/RN, with business office Av. Eng. Roberto Freire, nº 2920, Loja 3, Shopping Cidade Jardin, Cidade Jardin, Natal/RN, CEP. 59.080 -400, as member, and Mr. JOSÉ EASTON MATOS NETO, Brazilian, married, pensioner, portador da Carteira de Identidade nº 289.894 SSP/DF, enrolled in the CPF/MF under no. 096.587.691 -87, resident and domiciliated at Rua Artezão João Prata, nº 154, ap. 601 B, Alto do Itaigara, Salvador/BA , CEP. 41.815 -210, as the respective alternate member by shareholders NORDESTE QU¥MICA S.A. – NORQUISA, Odebrecht S.A. and ODBPAR INVESTIMENTOS S.A., in the quality of controlling stockholders as members, and Mr. ISMAEL CAMPOS DE ABREU, Brazilian, married, accountant, bearer of ID Card RG no. 716.820 SSP/BA, enrolled in the CPF/MF under no. 075.434.415 -00, resident and domiciliated in Salvador/BA, with business office at Av. Luis Viana Filho, nº 2841, Paralela, Salvador/BA, CEP. 41.730 -900; Mr. MANOEL MOTA FONSECA, Brazilian, judicially separated, lawyer, bearer of ID Card RG no. 3.662.756 -SSP/RJ, enrolled in the OAB/BA under no. 503-B, and in the CPF/MF under no. 019.638.218 -15, resident and domiciliated in Salvador/BA, with business office at Rua Frederico Simões, nº 85, Ed. Empresarial Simonsen, 3º andar, Pituba, Salvador/BA, CEP. 41820-020; and Mr. WALTER MURILO MELO DE ANDRADE, Brazilian, married, lawyer, bearer of ID Card RG no. 2.155.900 -74-SSP/BA, enrolled in the OAB/BA under no. 9745, and in the CPF/MF under no. 363.477.285 -91, resident and domiciliated in Salvador/BA, with business office at Quadra 3 Sesfi, Cia Sul, Simões Filho/BA, CEP. 43780-000; and and as their respective alternate members, Mrs. ANNA CEC¥LIA DE M. C. DUTRA DA SILVA, Brazilian, married, lawyer, enrolled in the OAB/RJ under no. 109.760 and in the CPF/MF under no. 071.534.527 -37, with business office at Avenida Juscelino Kubitschek, nº 50, 4º andar, São Paulo/SP, CEP. 04543-000; MARIA CLÁUDIA FREITAS SAMPAIO, Brazilian, married, business administrator, bearer of ID Card RG no. 02.499.999 -78-SSP/BA enrolled in the CPF/MF under no. 429.659.005 -78, resident and domiciliated in Salvador/BA, with business office at Rua Frederico Simões, nº 85, Ed. Empresarial Simonsen, 3º andar, Pituba, Salvador/BA, CEP. 41820-020; MARCELO ANDRÉ LAJCHTER, Brazilian, married, lawyer, bearer of ID Card 8.561.440 -2-IFP/RJ, enrolled in the OAB/RJ under no. 86.596 and enrolled in the CPF/MF under no. 005.622.617 -96, resident and domiciliated in Rio de Janeiro/RJ, with business Office at Av. Almirante Barroso, 52, 29º/32º andares, Rio de Janeiro/RJ, CEP. 21.031 -000. The members of the Fiscal Council hereby elected shall take office on this date having presented in writing representations pursuant to law and pursuant the provisions of art. 37, item III of Law no. 8.934, dated November 18, 1984, according to the text contained in art. 4 of Law no. 10.194 dated February 14, 2001, stating that they are not prohibited from doing business or from managing mercantile companies as result of any criminal sentences, and, pursuant CVM Instruction no. 358, dated January 03, 2002, they have also represented in writing, pursuant said Instruction, said representations having been filed at the headquarters of the Company. It has also been determined that each member of the Fiscal Council in the exercise of his/her functions shall have a compensation of R$4,100.00 (four thousand and one hundred reais) per month, or up to the limit envisaged by paragraph 3 or Art. 162 of Law 6.404/76, whatever amount is greater, there having been recorded the abstention of stockholders Hatteras LLC, IP – Participações Fundo de Investimento em Ações, IP – Green Fundo de Investimento e Ações Previdenciário, IP –Equity Hedge Fundo de Investimento Multimercado, IP- Participações Institucional Fundo de Investimento em Ações, Relay Fundo de Investimento Multimercado, Samambaia V Fundo de Investimentos em Ações, Public Employee Retirement System of Idaho, Shell Pension Trust, Microsoft Global Finance Limited, Ontário Teacher´s Pension Plan Board, Gard PI (Bermuda) LTD, Kuwait Fund. For Arab Economic Development, Vanguard Emerg. Mkts Stock Index FD, HSBC Investor International Equity F., Vanguard International Value Fund, Alliance Collective Investment Trust SER, HSBC Bank USA Pension Plan regarding the names indicated by the stockholders without voting share capital; 9.1.7. GLOBAL ANNUAL COMPENSATION OF THE DIRECTORS –established, until further deliberation, the following compensations, being registered the absence of stockholder Fundação Petrobras de Seguridade Social – PETROS regarding this subject: a) to the members of the Board of Directors the global maximum annual limit of R$16,751,000.00 (sixteen millions, seven hundred and fifty-one thousand reais), including benefits and representation fees provided in the “caput” of art; 152 of Law No. 6.404/76, to be individualized by the Board of Directors, pursuant to arts. 25 and 26, “a”, of the Company by-laws. 9.2) EXTRAORDINARY SHAREHOLDERS MEETING: 9.2.1) AMENDMENTS TO THE LONG TERM INCENTIVE PLAN – After clarifications brought by the Executive Officer Mauricio Ferro and by Mr. Eduardo Bulgarelli, the subject pertaining to the Agenda was discussed and voted, being approved the proposal of amendment to the “Long Term Incentive Plan – Braskem S.A.”, pursuant to the draft presented herein, which has been previously approved by the Board of Directors of the Company, at the meeting held on February 07, 2006 and made available for the stockholders since March 23, 2006 and which final version has been, through this act, initialed by the President and by the Secretary of the Board and filed at Company’s headquarters. 10 – THE CLOSING: There being nothing else to discuss, the Ordinary and Extraordinary Shareholders Meetings was declared closed, and these minutes were drafted, which, after having been read and discussed and found to be in order, were signed by all the attending shareholders, which made up the necessary quorum to validate the resolutions that were the object of these Shareholder Meetings, and by decision of the aforementioned stockholders, the extraction of the necessary certificates was authorized by the Secretary of the Meeting. Camaçari/BA, April 07, 2006. [Board: Marcelo André Lajchter – President; Ana Patrícia Soares Nogueira – Secretary; Shareholders: Nordeste Química S.A. – Norquisa (p/p Marcelo André Lajchter); ODBPAR Investimentos S.A. (p/p Marcelo André Lajchter); Odebrecht S.A. (p/p Marcelo André Lajchter); Petrobrás Química S.A. – Petroquisa (p/p Roberto Keller Thompson Mello); Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (p/p José Washington Eustáquio dos Santos); Fundação Petrobrás de Seguridade Social –PETROS (p/p Renato de Mello Gomes dos Santos); Fundo Fator Sinergia II – FIA (p.p Carlos Augusto Coelho Branco)]

The above matches the original recorded on its own book.

Ana Patrícia Soares Nogueira
Secretary

Headquarters – Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 632.5102
Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21) 233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
São Paulo/SP – Av. das Nações Unidas, 4777, CEP 05477-000 – Tel (11) 3443 9999 – Fax (11) 3023 0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer